Jessica Portela

Tel 212.801.6921

Fax 212.805.8521

portelaj@gtlaw.com

May 19, 2010

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E., Mail Stop 4720

Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler

	Re:	Bionovo, Inc.
Post-Effective Amendment No. 6 to Form S-1 on Form S-3
Filed May 4, 2010
File No. 333-140607

Dear Mr. Riedler:

We are writing in response to the letter dated May 17, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Bionovo, Inc., a Delaware corporation (“Bionovo” or the “Company”), with respect to Bionovo’s Post-Effective Amendment No. 6 to Form S-1 on Form S-3 filed May 4, 2010 (the “Registration Statement”). For the Staff’s convenience, the Staff’s comment has been restated below in bold type and Bionovo’s response has been set forth below in italics.

Incorporation of Certain Documents by Reference, page 18

Please include in this section your periodic reports on Form 8-K filed with the SEC on March 19, 2010, April 28, 2010 and May 5, 2010.

The Company will include such periodic reports on Form 8-K in the referenced section of Post-Effective Amendment No. 7 to the Registration Statement. In addition, the Company will include its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 11, 2010 in the referenced section of Post-Effective No. 7 to the Registration Statement.

Should any member of the Staff require additional information or clarification, please do not hesitate to contact me at (212) 801-6921 or by facsimile at (212) 754-8521.

Sincerely,

/s/ Jessica Portela
Jessica Portela, Esq.

cc:	Mr. Isaac Cohen, Chairman and CEO, Bionovo, Inc.
Mr. Robert Cohen, Esq., Greenberg Traurig, LLP

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